VIA EDGAR

May 20, 2011

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cavium Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-33435

Dear Mr. Cascio:

Cavium Networks, Inc. (“Cavium”) is responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 19, 2011, with respect to Cavium’s Form 10-K listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Critical Accounting Policies and Estimates, page 40

Accounting for Income Taxes, page 43

1.	In light of the significance of the benefit recognized in 2010, in future filings, please more specifically describe your rationale for releasing the valuation allowance for U.S. Federal income taxes, consistent with your response to prior comment 2.

Response:

We confirm that, in future filings, we will more specifically describe our rationale for releasing the valuation allowance for U.S. Federal income taxes, consistent with our response to prior comment 2.

Item 8. Financial Statements

Note 9. Income Taxes, page 85

2.	In future filings please disclose the approximate tax effect of each of the temporary differences and carry-forwards comprising deferred income tax assets and liabilities reported in the balance sheet. Refer to FASB ASC 740-10-50-6.

Response:

We confirm that, in future filings, we will disclose the approximate tax effect of each of the temporary differences and carry-forwards comprising deferred income tax assets and liabilities reported in the balance sheet.

* * * *

Please do not hesitate to call me at (650) 623-7000, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cavium Networks, Inc.

By:	/s/ Vincent P. Pangrazio
Vincent P. Pangrazio
SVP and General Counsel

cc:	Arthur Chadwick, Chief Financial Officer

Brett White, Cooley LLP

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